November 30, 2007

Mail Stop 7010

By U.S. Mail and facsimile to (404) 581-8330

Gary D. Forsee
Chairman and Chief Executive Officer
Sprint Nextel Corporation
2001 Edmund Halley Drive
Reston, VA 20191

> **Re: Sprint Nextel Corporation**
> **Definitive 14A**
> **Filed April 9, 2007**
> **File No. 1-04721**

Dear Mr. Forsee:

We have reviewed your response letter dated November 1, 2007 and have the following comment. Please respond to our comment by December 14, 2007 or tell us by that time when you will provide us with a response. We welcome any questions you may have about our comment or any other aspect of our review.

1. We note your response to comment 5 of our August 21, 2007 letter. However, please provide a more extensive legal and factual analysis supporting your request for confidential treatment. Please refer to Staff Legal Bulletin No. 1 (February 28, 1997).

Please contact me at (202) 551-3729 with any questions.

Sincerely,

Craig Slivka
Attorney Advisor